APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss

Full Battle Rattle Deli

Date Range: Jan 01, 2020 to Dec 31, 2020



ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	
Customer Discounts & Returns - Aurora	-$979.22
Customer Discounts & Returns - Broomfield	-$12.00
Customer Discounts & Returns - Centennial	-$5.47
Customer Discounts & Returns - Commerce City	-$29.16
Customer Discounts & Returns - Denver	-$246.61
Customer Discounts & Returns - Westminster	-$95.89
Donations Received	$1,567.00
Food & Beverage Sales - Aurora	$11,899.48
Food & Beverage Sales - Broomfield	$1,510.66
Food & Beverage Sales - Centennial	$1,323.52
Food & Beverage Sales - Commerce City	$925.25
Food & Beverage Sales - Denver	$15,781.38
Food & Beverage Sales - Westminster	$2,964.60
Food & Beverage Sales, Nontaxable - Aurora	$3,433.75
Food & Beverage Sales, Nontaxable - Denver	$5,713.00
Interest Income	$0.18
SBA EIDL Grant (Tax Exempt)	$1,000.00
Tips	$1,325.02
Total Income	**$46,075.49**

Cost of Goods Sold

COGS - Food Packaging	$137.69
COGS - Wholesale Goods	$150.86
COGS – Food & Beverage	$23,295.70
Total Cost of Goods Sold	**$23,584.25**

Gross Profit	**$22,491.24**
As a percentage of Total Income	48.81%

Operating Expenses

Advertising & Promotion	$94.00
Bank Service Charges	$14.07
Business Licenses & Permits	$850.00
Business Taxes & Fees	$520.75
Computer – Software	$62.59
Contract Labor	$2,424.50
Event Fees	$170.00
Insurance - Vehicles	$3,563.96
Insurance - Workers Comp	$559.00
Interest Expense	$6,982.80
Meals - Business	$350.36
Merchant Account Fees	$1,058.91
Payroll Services	$43.89
Payroll – Salary & Wages	$1,979.77
Postage and Shipping	$16.50
Professional Development	$20.00
Rent - Commissary Kitchen	$5,736.50

Operating Expenses	
Repairs & Maintenance	$1,131.78
Small Tools and Equipment	$426.50
Supplies - Administrative	$275.09
Supplies - Catering	$2.16
Supplies - Food Truck / Kitchen	$1,691.06
Telephone – Wireless	$1,054.79
Travel	$133.87
Utilities	$357.49
Vehicle Expenses	$2,291.45
Total Operating Expenses	**$31,811.79**

Net Profit	**-$9,320.55**
As a percentage of Total Income	**-20.23%**

Balance Sheet

Full Battle Rattle Deli

As of Dec 31, 2020



ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Checking	$17,692.56
Savings	$25.00
Total Cash and Bank	**$17,717.56**
Other Current Assets	
Gusto ransfers - CABC	$876.44
Total Other Current Assets	**$876.44**
Long-term Assets	
Food ruck	$84,753.55
Total Long-term Assets	**$84,753.55**
Total Assets	**$103,347.55**
Liabilities	
Current Liabilities	
Payroll Liabilities	$2,050.01
Sales ax Payable	$78.64
Total Current Liabilities	**$2,128.65**
Long-term Liabilities	
Note Payable - Colorado Enterprise Fund	$79,610.00
Note Payable - Denver Credit Union	$20,882.36
Note Payable - Private Investor	$22,500.00

Liabilities	
Total Long-term Liabilities	**$122,992.36**
Total Liabilities	**$125,121.01**

Equity	
GoFundMe Donations	$3,567.15
Owner Investment / Drawings	$3,360.78
Retained Earnings	
Profit for all prior years	-$19,249.59
Profit between Jan 1, 2020 and Dec 31, 2020	-$9,320.55
Owner's Equity	-$131.25
Total Retained Earnings	**-$28,701.39**
Total Equity	**-$21,773.46**

Cash Flow

Full Battle Rattle Deli

Date Range: Jan 01, 2020 to Dec 31, 2020



CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	$46,852.02
Purchases	-$52,311.61
Payroll	-$13.31
Other	-$1,109.88
Net Cash from Operating Activities	**-$6,582.78**
Investing Activities	
Other	$123.56
Net Cash from Investing Activities	**$123.56**
Financing Activities	
Owners and Shareholders	$6,912.22
Other	-$369.00
Net Cash from Financing Activities	**$6,543.22**

OVERVIEW

Starting Balance	**$17,633.56** As of 2020-01-01
Gross Cash Inflow	$70,648.36
Gross Cash Outflow	$70,564.36
Net Cash Change	**$84.00**

Ending Balance	**$17,717.56** **As of 2020-12-31**

Profit and Loss

Full Battle Rattle Deli

Date Range: Jan 01, 2021 to Dec 31, 2021



ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Donations Received	$3,500.00
Food & Beverage Sales - Aurora	$750.00
Food & Beverage Sales - Denver	$11,448.98
Food & Beverage Sales, Nontaxable - Denver	$36.00
Income - Other	$7,148.20
Services - American Legion Post #1	$10,416.31
Services - Certification Proctoring	$300.00
Total Income	**$33,599.49**
Cost of Goods Sold	
COGS - Food Packaging	$58.09
COGS - Wholesale Goods	$686.50
COGS – Food & Beverage	$6,074.99
Total Cost of Goods Sold	**$6,819.58**
Gross Profit	**$26,779.91**
As a percentage of Total Income	**79.70%**

Balance Sheet

Full Battle Rattle Deli

As of Dec 31, 2021



ACCOUNTS	Dec 31, 2021
Assets	
Cash and Bank	
Checking	$14,394.43
Savings	$25.00
Total Cash and Bank	**$14,419.43**
Other Current Assets	
Gusto ransfers - CABC	$4,187.45
Total Other Current Assets	**$4,187.45**
Long-term Assets	
Food ruck	$84,753.55
Total Long-term Assets	**$84,753.55**
Total Assets	**$103,360.43**
Liabilities	
Current Liabilities	
Payroll Liabilities	$2,050.01
Sales ax Payable	-$1,159.64
Total Current Liabilities	**$890.37**
Long-term Liabilities	
Note Payable - Colorado Enterprise Fund	$75,658.00
Note Payable - Denver Credit Union	$19,842.26
Note Payable - Private Investor	$22,500.00

Liabilities	
Total Long-term Liabilities	**$118,000.26**
Total Liabilities	**$118,890.63**

Equity	
GoFundMe Donations	$3,567.15
Owner Investment / Drawings	$4,704.59
Retained Earnings	
Profit for all prior years	-$28,570.14
Profit between Jan 1, 2021 and Dec 31, 2021	$4,787.57
Owner's Equity	-$19.37
Total Retained Earnings	**-$23,801.94**
Total Equity	**-$15,530.20**

Cash Flow

Full Battle Rattle Deli

Date Range: Jan 01, 2021 to Dec 31, 2021



CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	
Food & Beverage Sales - Aurora	$750.00
Food & Beverage Sales - Denver	$11,448.98
Food & Beverage Sales, Nontaxable - Denver	$36.00
Services - American Legion Post #1	$10,416.31
Services - Certification Proctoring	$300.00
Donations Received	$3,500.00
Income - Other	$7,148.20
Total Sales	**$33,599.49**
Purchases	
Advertising & Promotion	-$40.00
Bank Service Charges	-$48.00
Business Gifts	-$173.28
Business Licenses & Permits	-$10.00
Business axes & Fees	-$265.53
Charitable Donations	-$886.00
Computer – Hardware	-$107.72
Contract Labor	-$1,261.25
Insurance - Vehicles	-$3,358.72
Insurance - Workers Comp	-$99.00
Interest Expense	-$3,534.43

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Meals - Business	-$495.97
Memberships & Dues	-$120.00
Miscellaneous Expenses	-$952.75
Postage and Shipping	-$88.62
Professional Development	-$20.21
Rent - Commissary Kitchen	-$994.79
Repairs & Maintenance	-$1,314.20
Small ools and Equipment	-$1,915.61
Supplies - Administrative	-$67.40
Supplies - Catering	-$3,345.88
Supplies - Food ruck / Kitchen	-$1,082.02
elephone – Wireless	-$420.00
ravel	-$51.43
Vehicle Expenses	-$629.64
COGS - Food Packaging	-$58.09
COGS - Wholesale Goods	-$686.50
COGS – Food & Beverage	-$6,074.99
Merchant Account Fees	-$0.99
Total Purchases	**-$28,103.02**
Inventory	
Payroll	
Sales Taxes	
Other	
Payments to Sales ax Payable	-$1,238.28

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Total Other	**-$1,238.28**
Net Cash from Operating Activities	**$4,258.19**
Investing Activities	
Property, Plant, Equipment	
Other	
Proceeds from Gusto ransfers - CABC	$11,788.49
Payments for Gusto ransfers - CABC	-$15,099.50
Total Other	**-$3,311.01**
Net Cash from Investing Activities	**-$3,311.01**
Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$2,048.21
Owner's Equity	$111.88
Paid to Owner Investment / Drawings	-$704.40
Total Owners and Shareholders	**$1,455.69**
Other	
Payments to Note Payable - Colorado Enterprise Fund	-$3,952.00
Payments to Note Payable - Denver Credit Union	-$1,749.00
Total Other	**-$5,701.00**
Net Cash from Financing Activities	**-$4,245.31**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Checking	$17,692.56
Savings	$25.00
Total Starting Balance	**$17,717.56** As of 2021-01-01
Gross Cash Inflow	$55,890.03
Gross Cash Outflow	$59,188.16
Net Cash Change	**-$3,298.13**
Ending Balance	
Cash on Hand	$0.00
Checking	$14,394.43
Savings	$25.00
Total Ending Balance	**$14,419.43** As of 2021-12-31

Operating Expenses

Advertising & Promotion	$40.00
Bank Service Charges	$48.00
Business Gifts	$173.28
Business Licenses & Permits	$10.00
Business Taxes & Fees	$265.53
Charitable Donations	$886.00
Computer – Hardware	$107.72
Contract Labor	$1,261.25
Insurance - Vehicles	$3,358.72
Insurance - Workers Comp	$99.00
Interest Expense	$4,243.33
Meals - Business	$495.97
Memberships & Dues	$120.00
Merchant Account Fees	$0.99
Miscellaneous Expenses	$952.75
Postage and Shipping	$88.62
Professional Development	$20.21
Rent - Commissary Kitchen	$994.79
Repairs & Maintenance	$1,314.20
Small Tools and Equipment	$1,915.61
Supplies - Administrative	$67.40
Supplies - Catering	$3,345.88
Supplies - Food Truck / Kitchen	$1,082.02
Telephone – Wireless	$420.00
Travel	$51.43

Operating Expenses	
Vehicle Expenses	$629.64
Total Operating Expenses	**$21,992.34**

Net Profit	**$4,787.57**
As a percentage of Total Income	14.25%

I, Michael Gropper, certify that:

1. The financial statements of Full Battle Rattle Deli included in this Form are true and complete in all material respects; and
2. The tax return information of Full Battle Rattle Deli included in this Form reflects accurately the information reported on the tax return for Full Battle Rattle Deli for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Michael Gropper

Title: Owner